Exhibit 99.2

Management’s Discussion and Analysis
(in United States Dollars, unless otherwise stated)

For the year ended December 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	3
HIGHLIGHTS	4
OUTLOOK AND STRATEGY	5
SUMMARIZED FINANCIAL AND OPERATING RESULTS	6
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	10
YOUNG-DAVIDSON	12
EL CHANATE	14
EXPLORATION REVIEW	16
CONSOLIDATED EXPENSES	17
CONSOLIDATED INCOME TAX EXPENSE	18
FINANCIAL CONDITION	19
LIQUIDITY AND CAPITAL RESOURCES	20
CONTRACTUAL OBLIGATIONS	21
OUTSTANDING SHARE DATA	21
OFF-BALANCE SHEET ARRANGEMENTS	22
FINANCIAL INSTRUMENTS	22
TRANSACTIONS WITH RELATED PARTIES	22
NON-GAAP MEASURES	23
RISKS AND UNCERTAINTIES	27
CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES	30
CONTROLS AND PROCEDURES	33
CAUTIONARY NOTE TO U.S. INVESTORS	34
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	34

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated March 3, 2014, relates to the financial condition and results of the consolidated operations of AuRico Gold Inc. (the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2013, and notes thereto. The consolidated financial statements for the years ended December 31, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”). All results are presented in United States dollars, unless otherwise stated.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document. U.S. investors are also advised to refer to the section entitled Cautionary Note to U.S. Investors on page 34.

OVERVIEW OF THE BUSINESS

AuRico Gold Inc. is a Canadian gold producer with mines and projects in North America. The Company’s operations include the Young-Davidson mine in Ontario, Canada and the El Chanate mine in Sonora, Mexico. The Company’s project pipeline also includes exploration and development opportunities in Canada and Mexico.

Throughout this document, reference is made to results from both continuing and discontinued operations. Prior period results for properties that were sold during 2012 have been presented as discontinued operations. The sale of these properties had no effect on the Company’s continuing operations. The Company’s operations have been classified between continuing and discontinued operations as follows:

−	Continuing operations: Young-Davidson mine, El Chanate mine, and Corporate and other. Corporate and other includes the Company’s corporate offices, the Kemess mine, and other exploration properties.

−

Discontinued operations: Ocampo mine and Venus and Los Jarros exploration properties (collectively, the “Ocampo mine”), El Cubo mine and Guadalupe y Calvo exploration property (collectively, the “El Cubo mine”), and Fosterville and Stawell mines and their related subsidiaries (collectively, the “Australian Operations”).

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). Further information about AuRico Gold Inc. can be found in the Company’s regulatory filings, including the Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During 2013, the price of gold averaged $1,411 per ounce, a 15% decrease from the London PM Fix average of $1,669 during 2012. During 2013, daily London PM Fix prices ranged between $1,694 and $1,192 per ounce.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs. The Mexican peso and Canadian dollar averaged approximately 12.8 to 1.0 US dollar and 1.03 to 1.0 US dollar, respectively, in 2013, compared to average rates of 13.2 to 1.0 US dollar and 1.0 to 1.0 US dollar, respectively, in 2012.

For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 27.

3

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

HIGHLIGHTS

(in thousands, except ounces, per share amounts, all-in sustaining costs and total cash costs)
	Year Ended	Year Ended
	December 31	December 31	Change	Change
	2013	2012(1)	(#)/($)	(%)
Gold ounces produced(2)	161,100	100,284	60,816	61%
Pre-production gold ounces produced(2)	31,502	26,999	4,503	17%
Total gold ounces produced	192,602	127,283	65,319	51%
Revenue from mining operations	$227,631	$163,622	$64,009	39%
Loss from operations(3)	$(178,087)	$(96,884)	$(81,203)	-84%
Net loss from continuing operations(3)	$(176,770)	$(99,779)	$(76,991)	-77%
Net loss per share from continuing operations, basic(3)	$(0.71)	$(0.35)	$(0.36)	-103%
Total cash	$142,652	$603,401	$(460,749)	-76%
Operating cash flow(3)	$63,266	$(7,231)	$70,497	975%
Net free cash flow(3)(4)	$(186,156)	$(368,731)	$182,575	50%
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(2)(3)(4)(5)(6)	$676	$536	$140	26%
All-in sustaining costs per gold ounce sold, net of by-product revenues and NRV adjustments(2)(3)(4)(6)	$1,181	$1,259	$(78)	-6%
(1)	Operating data and financial information includes the results from continuing operations only for the year ended December 31, 2012.
(2)

The Young-Davidson open pit mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. In addition, the Young-Davidson underground mine declared commercial production on October 31, 2013, and therefore, all underground ounces are excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. Pre-production ounces produced and sold are excluded from consolidated ounces produced and sold as these ounces were credited against capitalized project costs.

(3)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 30 or note 3(a) to the consolidated financial statements for the year ended December 31, 2013.

(4)	See the Non-GAAP Measures section on page 23.
(5)	Gold ounces used to calculate cash costs include ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine for the years ended December 31, 2013 and 2012.
(6)

For further discussion on the net realizable value (“NRV”) adjustments recognized on ore inventories at the El Chanate and Young-Davidson mines during the quarter and annual periods, refer to pages 13 and 15.

RECENT DEVELOPMENTS

-

On March 3, 2014, the Company reported proven and probable reserves of 6.5 million gold ounces, a 0.3 million ounce decline from the 6.8 million gold ounces reported in 2012. This decline is due to 2013 depletion at El Chanate and at the Young-Davidson open pit. The Young-Davidson underground mine replaced all ounces mined during 2013.

-

On January 4, 2014, the Company announced the declaration of a dividend of $0.04 per share, which was paid on January 29, 2014 to shareholders of record at the close of business on January 14, 2014. The Company announced its inaugural dividend policy on February 21, 2013 whereby the Company paid a dividend of $0.16 per share in 2013 (payable quarterly). Subsequent to 2013, the Company’s dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of the operating cash flow generated in the preceding quarter.

-

In January 2014, the Young-Davidson paste backfill plant was commissioned and completed its first pour. In 2011, the mine plan was re-engineered to utilize paste backfill to allow for significantly improved mining recovery and reduced dilution.

-

On October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine. Commissioning of the shaft hoisting system was a key project milestone that will support increased underground productivities and favourable unit cost efficiencies over the life of the mine.

-

On June 11, 2013, the Company announced a dividend reinvestment plan, which commenced with the July 2013 dividend. Common shares issued under this plan will be issued at a 5% discount from the average market price of the common shares over the five day period preceding the relevant dividend payment date. The discount may be adjusted at a future date, but cannot exceed 5%.

-

On January 29, 2013, the Company announced the successful repurchase and cancellation of 36,144,578 common shares at a price of $8.30 per share under the Company’s “modified Dutch auction” substantial issuer bid, for a total purchase price of $300 million.

4

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK AND STRATEGY

AuRico Gold Inc. is committed to being a leading low cost gold producer focused on growth in North America. The Company’s mission is to deliver superior shareholder value by building a culture of excellence in every aspect of what we do, through organic growth, exploration, accretive industry consolidation, and commitment to socially responsible practices within the communities in which we work. The Company will continue to optimize its operations to deliver reliable, consistent and sustainable performance over the life of its mining operations. The Company’s focus is on the production of high margin ounces combined with a disciplined approach to cost containment and capital spending along with a commitment to shareholder value creation.

The Company’s primary focus for 2013 was completing the construction of the mid-shaft hoisting system and advancing underground development at Young-Davidson. This system was commissioned in October 2013, and the Company declared commercial production at the Young-Davidson underground mine on October 31, 2013. The shaft hoisting system has, and will continue to, facilitate significant increases in underground activities and corresponding cost efficiencies. In 2013, the Company accelerated underground development which resulted in 75% of the 2014 mine plan already being laterally accessed and 100% of the 2014 mine plan being vertically accessed. In 2014, the Company will continue to advance underground development to optimize available ore inventory, which is expected to position the mine for sustainable, period-over-period, productivity increases in 2014 and beyond. During 2014, Young-Davidson is anticipated to produce between 140,000 and 160,000 ounces, a 16% to 33% increase over 2013 production.

The Young-Davidson open pit will be fully depleted during the first half of 2014, at which time approximately 3.6 million tonnes of open pit ore will be stockpiled ahead of the mill facility for future processing. Subsequent to the cessation of open pit mining, mill feed from the underground mine will be supplemented by the stockpiled ore while underground mining levels ramp up to mill capacity.

Production from the El Chanate mine in 2014 is expected to be between 70,000 and 80,000 ounces, consistent with production in 2013. The Company is currently exploring extensions to both the northwest and southeast of the main pit with a goal to increase resources and potentially extend the life of the mine.

During 2014, the Company expects to produce 210,000 to 240,000 ounces of gold on a consolidated basis at all-in sustaining costs of approximately $1,100 to $1,200 per gold ounce, a 9% to 25% increase over 2013 production with consistent all-in sustaining costs. Capital expenditures for 2014 are forecast to be approximately $125 - $135 million, a decline of 46% to 42% from 2013. Consolidated operating cash flows will improve over the course of the year, mainly driven by forecasted margin improvements at Young-Davidson subsequent to the cessation of mining in the open pit and concurrent ramp up of production from the underground mine. Capital expenditures are forecasted to decline over the course of the year due to fewer capital projects in the second half of the year. Expenditures on underground development will be relatively consistent throughout the year.

The Company expects to spend approximately $10 million on exploration during 2014. The 2014 exploration program will continue to focus on increasing mineral reserves and resources at the Company’s existing operations, as well as continuing to explore new and previously identified targets at all properties.

During 2013, the London PM fix averaged $1,411 per ounce, but the price of gold declined steadily throughout the year ending with a final London PM fix of $1,205 on December 30, 2013. Gold prices have improved in early 2014 which, combined with significant Canadian dollar weakness, has improved the Company’s outlook. Although, the Company expects capital expenditures to exceed operating cash flows in 2014 at current spot prices, primarily due to additional capital expenditures required at Young-Davidson in the first half of the year, the Company anticipates that free cash flow will improve over the course of the year. The Company has the ability to fund this forecasted shortfall with cash on hand as well as the remaining capacity under its credit facility.

On February 6, 2014, the Company provided 2014 guidance for the El Chanate and Young-Davidson mines. The press release is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

5

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices, all-in sustaining costs and total cash costs)
	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2013	2012	2011
Continuing operations - Young-Davidson mine, El Chanate mine, and Corporate and other
Gold ounces produced(1)	161,100	100,284	49,395
Gold ounces sold(1)	160,913	94,422	49,659
Pre-production gold ounces produced(1)	31,502	26,999	-
Pre-production gold ounces sold(1)	31,839	17,505	-
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)(3)(4)	$676	$536	$449
Cash costs per gold ounce, net of by-product revenues(1)(2)(3)(4)	$837	$536	$449
All-in sustaining costs per gold ounce sold, net of by-product revenues and NRV adjustments(1)(3)(4)	$1,181	$1,259	$982
All-in sustaining costs per gold ounce sold, net of by-product revenues(1)(3)(4)	$1,342	$1,259	$982
Revenue from mining operations	$227,631	$163,622	$83,932
Production costs(2)(5)	$147,981	$61,599	$32,912
Loss from operations(2)	$(178,087)	$(96,884)	$(6,811)
Net (loss) / earnings(2)	$(176,770)	$(99,779)	$29,295
Net (loss) / earnings per share, basic(2)	$(0.71)	$(0.35)	$0.16
Net (loss) / earnings per share, diluted(2)	$(0.72)	$(0.35)	$0.03
Operating cash flow(2)	$63,266	$(7,231)	$(3,076)
Net free cash flow(3)	$(186,156)	$(368,731)	$(111,054)
Discontinued operations - Ocampo mine, El Cubo mine, and Australian Operations
Gold ounces produced	-	123,201	138,028
Silver ounces produced	-	2,983,924	4,728,151
Gold ounces sold	-	123,313	131,081
Silver ounces sold	-	2,807,754	4,516,975
Cash costs per gold ounce, net of by-product revenues, co-product revenues and NRV adjustments(3)	$-	$478	$(296)
Cash costs per gold ounce, net of by-product and co-product revenues(3)	$-	$563	$(296)
Revenue from mining operations	$-	$293,745	$366,183
Production costs(5)	$-	$155,920	$122,417
Earnings from operations	$-	$56,320	$220,086
Net earnings	$-	$131,052	$147,564
Net earnings per share, basic	$-	$0.46	$0.80
Net earnings per share, diluted	$-	$0.46	$0.79
Operating cash flow	$-	$79,071	$184,900
Net free cash flow(3)	$-	$(64,449)	$45,492

6

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

	Year Ended		Year Ended		Year Ended
	December 31		December 31		December 31
	2013		2012		2011
Total
Gold ounces produced(1)	161,100		223,485		187,423
Silver ounces produced	-		2,983,924		4,728,151
Gold ounces sold(1)	160,913		217,735		180,740
Silver ounces sold	-		2,807,754		4,516,975
Pre-production gold ounces produced(1)	31,502		26,999		-
Pre-production gold ounces sold(1)	31,839		17,505		-
Average realized gold price per ounce	$1,395		$1,678		$1,599
Average realized silver price per ounce	$-		$31.16		$34.97
Cash costs per gold ounce, net of by-product revenues, co-product revenues and NRV adjustments(1)(2)(3)(4)	$676		$503		$(92)
Cash costs per gold ounce, net of by-product and co-product revenues(1)(2)(3)(4)	$837		$551		$(92)
Revenue from mining operations	$227,631		$457,367		$450,115
Production costs(2)(5)	$147,981		$217,519		$155,329
(Loss) / earnings from operations(2)	$(178,087)		$(40,564)		$213,275
Net (loss) / earnings(2)	$(176,770)		$31,273		$176,859
Net (loss) / earnings per share, basic(2)	$(0.71)		$0.11		$0.96
Net (loss) / earnings per share, diluted(2)	$(0.72)		$0.11		$0.82
Operating cash flow(2)	$63,266		$71,840		$181,824
Net free cash flow(3)	$(186,156)		$(433,180)		$(65,562)
Total cash	$142,652		$603,401		$179,444
Cash dividends per share, declared	$0.16	$	Nil	$	Nil
(1)

The Young-Davidson open pit mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. In addition, the Young-Davidson underground mine declared commercial production on October 31, 2013, and therefore, all underground ounces are excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. Pre-production ounces produced and sold are excluded from consolidated ounces produced and sold as these ounces were credited against capitalized project costs.

(2)

Certain 2012 information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 30 or note 3(a) to the consolidated financial statements for the year ended December 31, 2013.

(3)	See the Non-GAAP Measures section on page 23.
(4)

Gold ounces used to calculate cash costs include ounces sold at the El Chanate, Ocampo, El Cubo, Fosterville and Stawell mines and ounces produced at the Young-Davidson mine for years ended December 31, 2013, 2012 and 2011

(5)	Production costs do not include amortization and depletion or refining costs.

7

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF ANNUAL FINANCIAL RESULTS

2013 versus 2012

During 2013, the Company sold 160,913 gold ounces at Young-Davidson and El Chanate, compared to sales of 94,422 gold ounces in 2012 when the Young-Davidson open pit mine contributed four months of sales subsequent to the declaration of commercial production on September 1, 2012. Revenues from continuing operations during 2013 increased to $227.6 million, as compared to revenues from continuing operations of $163.6 million in 2012. This $64.0 million increase in revenue was due to an increase in ounces sold at the Young-Davidson mine, and was partially offset by lower realized gold prices in 2013. The Company sold 31,839 pre-production ounces at Young-Davidson during 2013, compared to 17,505 pre-production ounces sold during 2012. The related revenues from pre-production ounces were credited against capitalized costs.

The Company recognized a loss from continuing operations of $178.1 million in 2013, compared to a loss from continuing operations of $96.9 million in 2012. During the year, primarily as a result of the impact of lower gold prices, the Company recorded impairment charges of $154.0 million on goodwill, property, plant and equipment and mining interests at the El Chanate mine. In addition, the Company recognized net realizable value (“NRV”) adjustments on ore inventories at El Chanate and Young-Davidson of $25.5 million and $16.6 million, respectively (further discussion is provided on pages 13 and 15). In 2012, the Company recorded an impairment charge related to the El Chanate mine of $127.0 million. Before these impairment charges and NRV adjustments, earnings from continuing operations were $18.0 million, a 40% decrease compared to 2012. This decrease was primarily due to reduced realized gold prices during the year, offset by earnings from a full year of operations at the Young-Davidson open pit mine, which achieved commercial production on September 1, 2012, and two months of commercial production from the underground mine which achieved commercial production on October 31, 2013.

The Company reported a net loss from continuing operations of $176.8 million in 2013, compared to a net loss from continuing operations of $99.8 million in 2012. The increase in net loss was due to the higher losses from continuing operations mentioned above and a $15.5 million increase in tax expense, offset by increases in foreign exchange gains of $21.7 million. Foreign exchange gains resulted from the weakening of the Canadian dollar and Mexican peso relative to the US dollar.

During 2013, consolidated cash costs per gold ounce from continuing operations, net of by-product revenues and NRV adjustments were $676, representing a 26% increase over 2012 cash costs per gold ounce of $536. This year-over-year increase resulted from the addition of cash costs at the Young-Davidson open pit mine for a full year and higher average ore inventory costs at El Chanate. The higher costs at El Chanate were due to higher quantities of solution applied to the leach pad over the past year to accelerate recoveries and a reduction in capitalized stripping costs associated with the adoption of a new accounting standard. In 2012, cash costs per gold ounce included cash costs from the Young-Davison open pit mine subsequent to the declaration of commercial production on September 1, 2012.

During 2013, all-in sustaining costs per gold ounce from continuing operations, net of by-product revenues and NRV adjustments, were $1,181, representing a 6% decrease over 2012 all-in sustaining costs per gold ounce of $1,259. The decrease is primarily due to decreased general and administration expenditures per gold ounce sold, offset by the addition of cash costs from the Young-Davidson open pit mine and increased cash costs at the El Chanate mine.

The Company reported operating cash flow from continuing operations of $63.3 million during 2013, an increase of $70.5 million from the prior year cash outflow of $7.2 million. This increase in operating cash flow arose primarily as a result of additional operating cash flow contributed from the Young-Davidson mine, partially offset by lower operating cash flow at the El Chanate mine due to lower realized prices and higher cash costs per ounce. After deducting capital expenditures of $249.4 million, primarily related to Young-Davidson, the Company’s 2013 net free cash flow from continuing operations was an outflow of $186.2 million.

8

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

2012 versus 2011

During 2012, the Company sold 217,735 gold ounces and 2,807,754 silver ounces compared to sales of 180,740 gold ounces and 4,516,975 silver ounces in 2011. This increase resulted from an additional quarter of gold ounces sold at the El Chanate mine, which was acquired after Q1 2011, and gold ounces sold at the Young-Davidson open pit mine subsequent to the declaration of commercial production on September 1, 2012. These increases were partially offset by a decline in ounces sold at Ocampo during the year. The decline in silver ounces sold was due to lower production at Ocampo during 2012.

Excluding ounces sold from discontinued operations, the Company sold 94,422 gold ounces in 2012, a 90% increase over 2011. During the year, revenues from continuing operations increased to $163.6 million, as compared to revenues from continuing operations of $83.9 million in 2011. This $79.7 million, or 95%, increase in revenue was due to the increase in ounces sold at the El Chanate mine and the addition of ounces sold at the Young-Davidson mine.

Loss from operations, which is exclusive of discontinued operations, was $96.9 million in 2012, compared to a loss from operations of $6.8 million in 2011. During 2012, the Company recorded an impairment charge related to the El Chanate mine. Before the impairment charge of $127.0 million, earnings from continuing operations were $30.1 million in 2012, representing a $36.9 million increase in earnings over the prior year. This increase was primarily a result of the increase in revenues mentioned previously, and was partially offset by related increases in production costs and amortization and depletion, and a $12.0 million increase in reclamation, care and maintenance costs at Kemess South.

The Company reported a net loss from continuing operations of $99.8 million in 2012, representing a $129.1 million decrease from the Company’s net earnings from continuing operations of $29.3 million in 2011. Before the impairment charge of $127.0 million, net earnings from continuing operations were $27.2 million in 2012, representing a decrease of $2.1 million over the prior year. The decrease in net earnings from continuing operations was primarily as a result of an $18.9 million decrease in unrealized gains on the fair value of the option component of convertible senior notes and a $20.3 million increase in foreign exchange losses. These decreases were partially offset by the increase in earnings from continuing operations discussed above, an $11.3 million decline in tax expense, and a $6.6 million gain on the sale of a 50% interest in the Orion advanced development project to Minera Frisco S.A.B. de C.V. during the fourth quarter of 2012. Including net earnings from discontinued operations of $131.1 million, consolidated net earnings were $31.3 million in 2012 compared to consolidated net earnings of $176.9 million in 2011. Included in net earnings from discontinued operations is a $69.5 million net gain on the sale of the Ocampo mine and Venus and Los Jarros exploration properties, a $17.2 million net gain on the sale of the El Cubo mine and Guadalupe y Calvo exploration property, and a $4.6 million net loss on the sale of the Australian Operations.

During 2012, consolidated cash costs per gold ounce from continuing operations were $536, representing a 19% increase over 2011 cash costs of $449. This increase was primarily due to higher cost ounces produced at Young-Davidson open pit subsequent to the declaration of commercial production on September 1, 2012, partially offset by a decline in cash costs at El Chanate due to optimization initiatives completed by the Company subsequent to the acquisition of the mine in early Q2 2011. Including cash costs from discontinued operations, total cash costs per ounce were $551 in 2012, compared to a credit of $92 per ounce in 2011 (due to co-product revenues exceeding cash costs). The increase in cash costs from discontinued operations is primarily due to lower production and the net realizable value adjustments recognized on ore in process heap leach inventory at Ocampo, as well as higher cost ounces produced at the El Cubo, Fosterville and Stawell mines during 2012.

The Company reported operating cash flow from continuing operations of negative $7.2 million during 2012, a decrease of $4.1 million from the prior year result of negative $3.1 million. This decrease in operating cash flow arose primarily as a result of increased reclamation expenditures at Kemess South. Operating cash flow from Young-Davidson includes the build-up of stockpile and ore inventories during the year. After deducting capital expenditures of $361.5 million, including capital expenditures of $309.2 million at the Young-Davidson mine, the Company’s 2012 net free cash flow from continuing operations was negative $368.7 million.

9

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices, all-in sustaining costs and total cash costs)
	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Gold ounces produced(1)	46,017	38,456	38,186	38,441	43,603	43,181	55,828	80,873
Silver ounces produced(1)	-	-	-	-	301,951	478,497	1,091,092	1,112,384
Gold ounces sold(1)	39,855	40,185	41,540	39,333	45,385	36,804	53,255	82,291
Silver ounces sold(1)	-	-	-	-	313,575	492,335	909,960	1,091,884
Average realized gold price	$1,257	$1,332	$1,369	$1,627	$1,721	$1,664	$1,616	$1,700
Average realized silver price	$-	$-	$-	$-	$32.79	$29.87	$29.07	$33.02
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)(3)(5)	$771	$628	$655	$635	$650	$427	$425	$532
Cash costs per gold ounce, net of by-product revenues(1)(2)(3)(5)	$1,284	$497	$848	$635	$650	$340	$588	$532
All-in sustaining costs per gold ounce, sold net of by-product revenues and NRV adjustments(1)(3)	$1,232	$1,210	$1,189	$1,090	$1,482	$1,167	$1,087	$1,093
All-in sustaining costs per gold ounce, sold net of by-product revenues(1)(3)	$1,807	$1,087	$1,382	$1,090	$1,482	$1,167	$1,087	$1,093
Revenue from mining operations(1)	$50,782	$54,304	$57,660	$64,885	$63,119	$39,772	$27,458	$33,273
Production costs(1)(2)(4)	$59,972	$21,079	$39,055	$27,875	$26,271	$14,620	$10,029	$10,679
(Loss) / earnings from operations(1)(2)	$(104,158)	$12,230	$(103,674)	$17,515	$(113,929)	$3,678	$4,328	$9,039
Net (loss) / earnings from continuing operations(2)	$(106,412)	$14,859	$(103,491)	$18,274	$(135,142)	$42,321	$6,640	$(13,598)
Net earnings / (loss) from discontinued operations	$-	$-	$-	$-	$108,977	$(7,781)	$15,043	$14,813
Total net (loss) / earnings(2)	$(106,412)	$14,859	$(103,491)	$18,274	$(26,165)	$34,540	$21,683	$1,215
Net (loss) / earnings per share from continuing operations, basic(2)	$(0.43)	$0.06	$(0.42)	$0.07	$(0.48)	$0.15	$0.03	$(0.05)
Net earnings / (loss) per share from discontinued operations, basic	$-	$-	$-	$-	$0.39	$(0.03)	$0.05	$0.05
Total (loss) / earnings per share, basic(2)	$(0.43)	$0.06	$(0.42)	$0.07	$(0.09)	$0.12	$0.08	$-
Net (loss) / earnings per share from continuing operations, diluted(2)	$(0.43)	$0.04	$(0.42)	$0.04	$(0.48)	$0.10	$(0.01)	$(0.05)
Net earnings / (loss) per share from discontinued operations, diluted	$-	$-	$-	$-	$0.39	$(0.03)	$0.05	$0.05
Total (loss) / earnings per share, diluted(2)	$(0.43)	$0.04	$(0.42)	$0.04	$(0.09)	$0.07	$0.04	$-
Operating cash flow from continuing operations(2)	$11,954	$24,338	$13,875	$13,099	$(7,813)	$(5,653)	$(4,235)	$10,470
Operating cash flow from discontinued operations	$-	$-	$-	$-	$(528)	$9,408	$16,767	$53,424
Total operating cash flow(2)	$11,954	$24,338	$13,875	$13,099	$(8,341)	$3,755	$12,532	$63,894
Net free cash flow from continuing operations(3)	$(51,618)	$(55,734)	$(46,399)	$(32,405)	$(66,340)	$(83,097)	$(117,011)	$(102,283)
Net free cash flow from discontinued operations(3)	$-	$-	$-	$-	$(23,784)	$(20,336)	$(22,175)	$1,846
Total net free cash flow(3)	$(51,618)	$(55,734)	$(46,399)	$(32,405)	$(90,124)	$(103,433)	$(139,186)	$(100,437)
(1)

Operational data, including ounces produced and sold, and cash costs, include the results of both continuing and discontinued operations. Certain financial information, including revenues, production costs, and earnings from operations are exclusive of discontinued operations as the financial results of these operations are presented separately on the Consolidated Statements of Operations for the year ended December 31, 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 30 or note 3(a) to the consolidated financial statements for the year ended December 31, 2013.

(3)	See the Non-GAAP Measures section on page 23.
(4)	Production costs do not include amortization and depletion or refining costs.
(5)	Gold ounces include ounces sold at the El Chanate, Ocampo, El Cubo, Fosterville and Stawell mines and ounces produced at the Young-Davidson mine, for the year ended December 31, 2013 and 2012.

10

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS

During the fourth quarter of 2013, the Company sold 39,855 gold ounces at the El Chanate and Young-Davidson mines, a 10% increase over sales of 36,137 gold ounces in Q4 2012. Revenues from continuing operations decreased from $63.1 million in Q4 2012 to $50.8 million in the fourth quarter of 2013. This $12.3 million decrease in revenue was largely due to lower realized gold prices, offset by an increase in gold ounces sold during the fourth quarter of 2013 compared to prior year. The Company also sold 3,416 underground pre-production ounces at Young-Davidson during the fourth quarter of 2013 compared to 3,595 underground pre-production ounces during the fourth quarter of 2012. The related revenues from pre-production ounces were credited against capitalized costs.

The Company recognized a loss from continuing operations of $104.2 million in the fourth quarter of 2013, compared to a loss from continuing operations of $113.9 million in the same period of 2012. Included in loss from continuing operations are impairment charges on goodwill, property, plant and equipment and mining interests at the El Chanate mine of $74.0 million and $127.0 million in Q4 2013 and Q4 2012, respectively (further discussion is provided on page 15). During the fourth quarter of 2013, as a result of declining gold prices and revised additional processing costs, the Company recognized NRV adjustments on ore inventories at El Chanate and Young-Davidson. These adjustments totaled $16.2 million at Young-Davidson and $21.0 million at El Chanate (further discussion is provided on pages 13 and 15). In addition, amortization and depletion expense was $18.1 million higher in Q4 2013 as compared to the prior year, due to the NRV adjustments previously discussed, increased depletion expense in the Young-Davidson open pit, and the addition of depletion expense in the Young-Davidson underground mine subsequent to the declaration of commercial production on October 31, 2013.

The Company reported a net loss from continuing operations of $106.4 million in the fourth quarter of 2013, compared to a net loss of $135.1 million in Q4 2012. The decrease in net loss was primarily as a result of the decrease in loss from continuing operations discussed previously, an increase in foreign exchange gains of $3.7 million, an increase of $21.3 million in other income, partially offset by an increase in tax expense of $3.0 million. The increase in other income was associated largely with movement on mark-to-market gains and losses on investments and derivative instruments.

In the fourth quarter of 2013, cash costs per gold ounce from continuing operations, net of by-product revenues and NRV adjustments, were $771, representing an 19% increase over Q4 2012 cash costs per gold ounce of $650. This quarter-over-quarter increase was driven by higher cash costs at Young-Davidson resulting from a higher open pit operating strip ratio that resulted from waste movement in the quarter being ineligible for capitalization given the open pit mine life of less than one year. The stripping ratio during the quarter was 3.44:1 versus a year-to-date strip ratio of 1.49:1. In addition, cash costs at the El Chanate mine during the fourth quarter of 2013 were higher due to an increase in the average ore inventory costs per ounce over the past year.

In the fourth quarter of 2013, all-in sustaining costs per gold ounce from continuing operations, net of by-product revenues and NRV adjustments, were $1,232, representing a 17% decrease over Q4 2012 all-in sustaining costs per gold ounce of $1,482. This decrease is primarily due to a decrease in general and administrative expenses and sustaining capital expenditures per ounce.

The Company reported operating cash flow from continuing operations of $12.0 million during the fourth quarter, an increase of $19.8 million over the operating cash flow used in continuing operations of $7.8 million in Q4 2012. This increase in operating cash flow arose primarily as a result of reduced reclamation activities in Q4 2013 and due to $8.5 million in disposition-related fees paid in Q4 2012. After deducting capital expenditures of $63.6 million, the Company’s Q4 2013 net free cash flow from continuing operations was negative $51.6 million.

11

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON

The Company owns the Young-Davidson mine, located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 4,733 hectares and is situated on the site of two past producing mines that produced one million ounces in the 1930s – 1950s. The Young-Davidson open pit mine achieved commercial production on September 1, 2012, upon the completion of construction activities associated with surface infrastructure and the processing plant, and upon achieving sustained targeted daily tonnage rates in both the open pit and mill.

On October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine following the commissioning of the shaft hoisting system. Prior to declaration of commercial production all related revenues generated from ounces sold were credited against capitalized development costs.

The paste backfill plant has been commissioned and the first pour was completed in early January 2014. In 2011, the mine plan was re-engineered to utilize paste backfill to improve mining recoveries and reduce dilution.

YOUNG-DAVIDSON OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2013	2012	2013	2012
Underground Operations
Tonnes of ore mined	238,321	76,884	616,961	76,884
Average grade of gold(1)	3.10	3.29	2.83	3.29
Metres developed	2,986	1,683	9,992	6,858
Open Pit Operations
Total tonnes mined	3,247,496	3,180,889	12,220,056	10,695,861
Tonnes of ore mined	730,677	719,757	3,202,358	2,803,729
Average grade of gold(1)	1.04	1.22	1.16	1.06
Tonnes stockpiled ahead of the mill	2,734,347	1,397,333	2,734,347	1,397,333
Average grade of gold(1)	0.81	0.87	0.81	0.87
Mill Operations
Tonnes of ore processed	641,114	548,674	2,482,305	1,483,280
Average grade of gold(1)	2.04	1.69	1.79	1.36
Average gold recovery rate	88%	89%	87%	87%
Gold ounces produced	29,597	19,236	89,236	29,139
Pre-production gold ounces produced(2)	3,509	7,127	31,502	26,999
Total gold ounces produced	33,106	26,363	120,738	56,138
Gold ounces sold	24,831	22,170	88,878	26,169
Pre-production gold ounces sold(2)	3,416	3,595	31,839	17,505
Total gold ounces sold	28,247	25,765	120,717	43,674
(1)	Grams per tonne.
(2)	Includes all underground ounces produced and sold prior to declaration of commercial production, and all open pit ounces produced and sold in 2012 prior to the declaration of commercial production.

The Company mined 238,321 ore tonnes, or 2,590 tonnes per day (“TPD”), from the Young-Davidson underground mine during the quarter, at a grade of 3.10 gold grams per tonne. This exceeded year-end targeted levels of 2,000 TPD with mine grades consistent with reserve grade estimates. In November and December of 2013, subsequent to the declaration of commercial production in the underground mine, the Company averaged approximately 3,000 TPD. During 2013, the Company mined 616,961 ore tonnes, or 1,690 TPD, at a grade of 2.83 gold grams per tonne. Ore grades from the underground mine have been at or above expected grades for areas developed during 2013. Q1 2014 underground productivity is expected to be consistent with Q4 2013, at approximately 2,500 TPD, with productivity increasing throughout the year and targeting an exit rate of 4,000 TPD at the end of the 2014.

During the quarter, the Company mined 3,247,496 tonnes, or 35,299 TPD, at the Young-Davidson open pit, including 730,677 ore tonnes at a grade of 1.04 gold grams per tonne. Total tonnes mined and ore tonnes mined were consistent with levels in the prior year. During 2013, the Company mined 3,202,358 ore tonnes at a grade of 1.16 gold grams per tonne, representing a 14% increase over ore tonnes mined in 2012. Both total tonnes mined and ore tonnes mined were higher in the current year as the Company was ramping up open pit operations in early 2012. As anticipated, open pit grades mine in 2013 were higher than the prior year, except during the fourth quarter when grades declined due to mine sequencing. At the end of Q4 2013, the Company had 2,734,347 tonnes of mid and low grade ore stockpiled ahead of the mill at an average grade of 0.81 gold grams per tonne. The majority of the low grade stockpile is expected to be processed near the end of the mine life.

12

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

During Q4 2013, the Company processed 641,114 tonnes, or 6,969 TPD, at the Young-Davidson mill facility, with gold grades averaging 2.04 grams per tonne. This represents a 17% increase over the 548,674 tonnes processed in Q4 2012 due to operational improvements made over the past year. Grades processed are significantly higher in the current year due to the higher grade underground ore being processed in 2013, whereas the majority of 2012 production was from the open pit. During 2013, the Company processed 2,482,305 tonnes, or 6,801 TPD, with gold grades averaging 1.79 grams per tonne. In 2012, the Company processed 1,483,280 tonnes, or 5,394 TPD, with gold grades averaging 1.36 grams per tonne. Annual tonnes processed are significantly higher in 2013, as the mill was not in operation until April 2012.

Young-Davidson produced 33,106 gold ounces during Q4 2013, including 3,509 pre-production ounces related to underground operations, compared to 26,363 ounces produced in Q4 2012. The significant increase in production is due to the higher tonnage processed and improved grades as compared to Q4 2012. During 2013, Young-Davidson produced 120,738 gold ounces, including 31,502 pre-production ounces related to underground operations. In 2012, the Company produced 56,138 gold ounces, including 26,999 pre-production ounces.

YOUNG-DAVIDSON FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2013	2012	2013	2012
Revenue from mining operations	$31,420	$38,425	$124,439	$45,492
Production costs	$30,679	$17,823	$76,356	$21,301
Refining costs	$52	$49	$159	$49
Amortization and depletion	$22,133	$7,029	$47,385	$7,805
(Loss) / earnings from operations	$(24,393)	$13,369	$(2,410)	$16,109
Cash flow from operations	$10,063	$11,147	$56,442	$7,988
Capital expenditures	$(48,737)	$(44,960)	$(195,233)	$(309,232)
Net free cash flow(1)	$(38,674)	$(33,813)	$(138,791)	$(301,244)
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)	$850	$744	$744	$708
Cash costs per gold ounce, net of by-product revenues(1)	$1,179	$744	$857	$708
(1)	See the Non-GAAP Measures section on page 23.

During Q4 2013, the Company recognized revenues of $31.4 million and a loss from operations of $24.4 million at Young-Davidson. Revenue has been recognized only on ounces sold that were attributable to open pit production and to underground production subsequent to declaration of commercial production on October 31, 2013. Revenue associated with underground pre-production has been credited against capitalized costs. The loss from operations is primarily due to an NRV adjustment of $16.2 million, as discussed below, a decline in realized gold prices, an increase in depletion expense in the open pit, and the addition of depletion expense in the underground mine subsequent to the declaration of commercial production.

During 2013, the Company recognized revenues of $124.4 million and a loss from operations of $2.4 million at Young-Davidson compared to revenues of $45.5 million and earnings from operations of $16.1 million in 2012. Revenues have increased in 2013 as a result of more gold ounces sold, offset by lower realized prices per gold ounce. The loss from operations in 2013 resulted from a full year of amortization and depletion and the NRV adjustments discussed below.

At December 31, 2013, the Company recognized an NRV adjustment of $16.2 million on ore inventory, of which $9.8 million was recognized in Q4 production costs and $6.4 million was recognized in Q4 amortization and depletion. NRV adjustments resulted from the decline in gold prices during the year and higher estimated future processing costs resulting in the carrying value of ore inventories exceeding their net realizable value. Continued declines in the gold price could result in NRV adjustments in future periods. Should metal prices appreciate, this NRV adjustment could be reversed in future periods. During 2013, the Company recognized net NRV adjustments of $16.6 million on ore inventory, of which $10.0 million was recognized in production costs and $6.6 million was recognized in amortization and depletion.

During Q4 2013, capital expenditures at Young-Davidson of $48.7 million exceeded operating cash flow of $10.0 million, resulting in negative net free cash flow of $38.7 million. Capital expenditures in Q4 2013 included $20.0 million in site infrastructure, $31.3 million in underground development, $0.9 million in exploration expenditures and $1.0 million in capitalized borrowing costs, which were partially offset by $4.5 million in revenue from the sale of pre-production underground ounces. During 2013, capital expenditures at Young-Davidson of $195.2 million exceeded operating cash flow of $56.4 million, resulting in negative net free cash flow of $138.8 million. Capital expenditures in 2013 included $112.5 million in site infrastructure, $99.5 million in underground development, $18.5 million in capitalized stripping activities, $3.9 million in exploration expenditures and $6.2 million in capitalized borrowing costs, which were partially offset by $45.4 million in revenue from the sale of pre-production underground ounces.

13

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

During Q4 2013, cash costs per gold ounce at the Young-Davidson mine, net of by-product revenues and the impact of NRV adjustments, were $850, a 14% increase from Q4 2012. The increase was due primarily to the fourth quarter open pit operating strip ratio of 3.44:1 versus a year-to-date average of 1.49:1, and lower grades mined in the open pit. During 2013, cash costs per gold ounce at the Young-Davidson mine were $744 compared to $708 in 2012.

YOUNG-DAVIDSON EXPLORATION

On March 3, 2014, the Company reported updated reserves and resources at December 31, 2013, which included 3.6 million gold ounces of proven and probable reserves at Young-Davidson. Proven and probable reserves at Young-Davidson remained consistent with those reported at December 31, 2012. The slight decline in proven and probable reserves is entirely attributable to depletion in the Young-Davidson open pit; the Company replaced all ounces mined from the underground during 2013. Further details on the updated reserves and resources by category can be found in the Company’s March 3, 2014 press release or in the Company’s Annual Information Form, both of which can be found on the Company’s website at www.auricogold.com.

During Q4 2013, the Company completed 5,202 metres of drilling at Young-Davidson bringing 2013 drilling to 17,789 metres. During the year, the Company carried out 50 kilometres of induced polarization geophysics on the southern portion of the property. Mechanical trenching of the anomalies that are close to surface was completed and two IP anomalies were drill tested.

EL CHANATE

The Company owns the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.

EL CHANATE OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2013	2012	2013	2012
Open Pit Operations
Total tonnes mined	9,060,830	9,366,003	35,666,946	35,083,471
Tonnes of ore mined	2,213,858	2,200,370	9,111,448	9,087,686
Capitalized stripping tonnes(1)	4,348,728	4,543,389	17,297,066	17,209,098
Average grade of gold(2)	0.56	0.56	0.56	0.57
Tonnes stockpiled ahead of the heap leach pad	194,688	151,181	194,688	151,181
Average grade of gold(2)	0.60	0.66	0.60	0.66
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,623,098	1,676,909	6,725,081	6,970,007
Average grade of gold processed(2)	0.69	0.68	0.70	0.68
Low grade ore placed on the heap leach pad	566,193	1,239,173	2,342,861	3,836,061
Average grade of gold processed(2)	0.19	0.18	0.19	0.19
Total tonnes of ore processed	2,189,291	2,916,082	9,067,942	10,806,068
Average grade of gold processed(2)	0.56	0.47	0.57	0.50
Gold ounces produced	16,420	14,782	71,864	71,145
Gold ounces sold	15,024	13,967	72,035	68,253
(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 30 or note 3(a) to the consolidated financial statements for the year ended December 31, 2013.

(2)	Grams per tonne.

During Q4 2013, the Company mined 9,060,830 tonnes at the El Chanate open pit, including 2,213,858 ore tonnes. Mining rates of 98,487 TPD were higher than the third quarter’s rate of 87,336 TPD as contractor availability returned to normal levels. Q4 2013 mining rates were largely consistent with the average rate achieved during Q4 2012 of 101,804 TPD. During 2013, the Company mined 35,666,946 tonnes, or 97,718 TPD, consistent with 2012 mining rates.

Capitalized stripping activities totaled 4,348,728 tonnes during the fourth quarter of 2013, compared to 4,543,389 tonnes during Q4 2012. All of the capitalized stripping tonnes during the fourth quarter were mined as part of the southeast push-back of the pit. Overall, stripping activities at El Chanate represented a capital investment of $6.3 million during the fourth quarter of 2013, compared to $7.2 million in Q4 2012.

The Company crushed and placed 1,623,098 tonnes of ore from the open pit on the heap leach pad in Q4 2013, in line with targeted levels at an average rate of 17,642 TPD, compared with the average rate during Q4 2012 of 18,227 TPD. During Q4 2013, the Company also placed 566,193 tonnes, or 6,154 TPD, of low grade run-of-mine material on the heap leach pad. Total tonnes processed of 2,189,291 tonnes, or 23,797 TPD, represents a 25% decrease over stacking rates in the fourth quarter of 2012, primarily due to a decrease in low-grade run-of-mine material stacked. During 2013, the Company placed 9,067,942 tonnes of ore, or 24,844 TPD, a decline of 16% over the prior year-to-date stacking rates which was also due to a decline in low-grade run-of-mine material stacked.

14

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

The grade of ore crushed and placed averaged 0.69 gold grams per tonne during Q4 2013, which was consistent with the grade of ore crushed and placed during Q4 2012. On an annual basis, grades crushed and placed in 2013 were also consistent with those realized in 2012. During the fourth quarter and the full year, the grade of all material processed, including run-of-mine material, averaged 0.56 and 0.57 gold grams per tonne, respectively, which were higher than the same periods of the prior year. The primary reason for the increase in grades in 2013 was the decline in low grade run-of-mine material stacked in the current year as compared to the prior year.

The Company produced 16,420 gold ounces at El Chanate during the fourth quarter of 2013, an 11% increase over the prior year production of 14,782 gold ounces. Q4 2012 production was negatively impacted by a rupture of a pressure vessel in one of the Adsorption Desorption Refinery processing plants that caused a temporary shutdown of two of the three plants for 48 days during the quarter. In 2013, the Company produced 71,864 gold ounces, which was consistent with the 71,145 gold ounces produced in the prior year.

EL CHANATE FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2013	2012	2013	2012
Revenue from mining operations	$19,362	$24,694	$103,192	$118,130
Production costs(1)	$29,293	$8,448	$71,625	$40,298
Refining costs	$87	$109	$367	$417
Amortization and depletion	$5,451	$2,439	$17,836	$10,431
(Loss) from operations(1)	$(91,343)	$(113,639)	$(143,632)	$(60,696)
Cash flow from operations(1)	$4,794	$3,146	$33,425	$43,069
Capital expenditures(1)	$(10,282)	$(12,181)	$(44,088)	$(44,681)
Net free cash flow(1)(2)	$(5,488)	$(9,035)	$(10,663)	$(1,612)
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)	$615	$520	$592	$462
Cash costs per gold ounce, net of by-product revenues(1)(2)	$1,491	$520	$813	$462
(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 30 or note 3(a) to the consolidated financial statements for the year ended December 31, 2013.

(2)	See the Non-GAAP Measures section on page 23.

The Company recognized a loss from operations at El Chanate of $91.3 million during the fourth quarter of 2013, compared to a loss from operations of $113.6 million in Q4 2012. Included in the loss from operations during Q4 2013 was an impairment charge of $74.0 million that arose primarily as a result of lower gold price assumptions, an increase in the discount rate, and higher processing costs in the life of mine plan due to higher quantities of solution applied to the leach pad in future years. Impairment adjustments recorded at El Chanate in Q4 2012 were $127.0 million. The loss from operations in Q4 2013 included an NRV adjustment of $21.0 million at December 31, 2013 caused by a decline in realized gold prices and higher estimated future processing costs. In 2013, El Chanate recognized a $143.6 million loss from operations, compared to a loss from operations of $60.7 million in the prior year. This decline resulted primarily from larger impairment charges in 2013, an increase in production costs and amortization and depletion, and a decrease in revenues.

At December 31, 2013, the Company recognized an NRV adjustment of $21.0 million on low grade ore inventory, of which $19.3 million was recognized in Q4 production costs and $1.7 million was recognized in Q4 amortization and depletion. NRV adjustments resulted from the decline in gold prices during the year and higher estimated future processing costs resulting in the carrying value of ore inventories exceeding their net realizable value. This adjustment was required for the portion of the heap leach pad where lower grade run-of-mine material is stacked. Continued declines in the gold price could result in NRV adjustments in future periods. Should metal prices appreciate, this NRV adjustment could be reversed in future periods. During 2013, the Company recognized net NRV adjustments of $25.5 million on ore inventory, of which $23.4 million was recognized in production costs and $2.1 million was recognized in amortization and depletion.

During Q4 2013, capital expenditures at El Chanate of $10.3 million exceeded operating cash flow of $4.8 million, resulting in negative net free cash flow of $5.5 million. Capital expenditures in Q4 2013 included $6.3 million in capitalized stripping activities, $1.3 million in other sustaining capital and optimization initiatives, $2.0 million in exploration expenditures, and $0.7 million in capitalized borrowing costs. During 2013, capital expenditures at El Chanate of $44.1 million exceeded operating cash flow of $33.4 million, resulting in negative net free cash flow of $10.7 million. Capital expenditures in 2013 included $27.4 million in capitalized stripping activities, $8.6 million in other sustaining capital and optimization initiatives, $0.8 million in heap leach expansion, $5.1 million in exploration expenditures, and $2.2 million in capitalized borrowing costs. Net free cash flow declined on a year-to-date basis primarily due to the decline in revenue and an increase in production costs.

15

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

During Q4 2013, cash costs per gold ounce at the El Chanate mine, net of by-product revenues and the impact of NRV adjustments, were $615, an increase of 18% over cash costs per gold ounce of $520 in Q4 2012. During 2013, cash costs per gold ounce, net of by-product revenues and the impact of NRV adjustments, were $592, an increase of 28% over 2012. These increases were due to higher average inventory costs as a result of higher quantities of solution applied to the leach pad over the past year to accelerate gold recoveries and a reduction in capitalized stripping costs associated with the adoption of a new accounting standard. In Q4 2013, the Company implemented a cost reduction program at El Chanate, including the renegotiation of contracts and a reduction in headcount.

EL CHANATE EXPLORATION

On March 3, 2014, the Company reported updated reserves and resources at December 31, 2013, which included 1.0 million gold ounces of proven and probable reserves at El Chanate. Proven and probable reserves declined at El Chanate during 2013 due to depletion. Further details on the updated reserves and resources by category can be found in the Company’s March 3, 2014 press release or in the Company’s Annual Information Form, both of which can be found on the Company’s website at www.auricogold.com.

During Q4 2013, the Company completed 15,202 metres of reverse circulaton drilling (95 holes) at El Chanate bringing the year-to-date total to 45,697 metres. In addition, five diamond core holes were drilled totaling 980 metres. Fifteen holes were completed in the Rono area (northwest of the pit), 41 holes were completed within the pit, and 39 holes were completed south east of the pit toward and within the Loma Prieta area.

The Company’s September 12, 2013 press release highlights holes 775 and 776 located below the southeastern part of the pit. Subsequent to this press release, diamond core hole CHD 61, located in the same area as holes 775 and 776, intersected 81.25 metres of 2.12 gold grams per tonne, including 27.45 metres averaging 3.22 gold grams per tonne. The orientation and true thickness of this zone is unknown and a core drilling program in the early part of 2014 will be testing the orientation of this mineralization.

EXPLORATION REVIEW

KEMESS UNDERGROUND PROJECT

On March 3, 2014, the Company reported updated reserves and resources at December 31, 2013 which included 1.8 million gold ounces of proven and probable gold reserves at Kemess, consistent with reserves and resources reported at December 31, 2012. Further details on the updated reserves and resources by category can be found in the Company’s March 3, 2014 press release or in the Company’s Annual Information Form, both of which can be found on the Company’s website at www.auricogold.com.

During Q4 2013, the Company drilled 4,116 metres at Kemess East (located approximately one kilometre from the Kemess Underground Project) bringing the year to date total to 13,333 metres. The Company will continue this drill program in 2014. Optimization work on the feasibility study is ongoing and is anticipated to significantly improve project economics.

EL CHANATE EXTENSION

On June 28, 2013, the Company entered into an option and joint venture agreement with Highvista Gold Inc., entitling the Company to earn up to a 70% interest in mineral rights along the Chanate Fault to the northwest of the El Chanate mine. Drilling this quarter totaled 2,377 metres in eleven holes on four target areas.

LAS LAJAS PROJECT

On June 13, 2013, the Company signed an option agreement with Minera Goldzone S.A. de C.V. to acquire a 100% interest in the Las Lajas Project, an 8,145 hectare property consisting of 6 contiguous mining concessions located in southern Sonora State, Mexico. Field work in this quarter consisted of twelve bulldozer trenches (1,277 metres) in two areas. This work is ongoing and a drilling program will be initiated toward the end of Q1 2014.

16

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED EXPENSES

(in thousands)
	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2013	2012(1)	2011
Reclamation, care and maintenance costs	$4,417	$14,066	$2,103
General and administrative	$27,677	$35,730	$25,347
Exploration and business development	$1,014	$1,385	$20,940
Impairment charges	$158,574	$128,537	$2,153
Finance costs	$2,928	$2,237	$2,078
Foreign exchange (gain) / loss	$(10,927)	$10,727	$(9,566)
Other income	$(10,167)	$(8,762)	$(38,650)
Equity in loss / (earnings) of jointly-controlled entity	$2,533	$(83)	$-
(1)

Exclusive of discontinued operations as expenses relating to discontinued operations are presented separately in the Company’s Consolidated Statements of Operations for the year ended December 31, 2012.

Reclamation, care and maintenance costs in 2013 and 2012 were comprised of site overhead and other costs relating to activities at Kemess South, a mine in the decommissioning stage. Annual reclamation expenses have declined from the prior year due to lower care and maintenance expenses at the Kemess site and due to the recognition of a $6.0 million reclamation expense in the prior year, which was a result of additional reclamation activities conducted at Kemess South that had not previously been provided for in the Company’s reclamation provision.

General and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada, but also include share-based compensation costs for key employees at all locations. Share-based compensation expense for 2013 was $7.4 million, consistent with the $7.4 million recognized in 2012. Overall, general and administrative costs for 2013 decreased by $8.1 million over the prior year period primarily as a result of costs incurred during 2012 associated with the integration of Northgate Minerals Corporation as well as the weakening of the Canadian dollar.

During the year, the Company recognized $158.6 million in impairment charges, including a $154.0 million impairment charge on the El Chanate mine, and a $4.6 million impairment charge related to various exploration properties. In addition, during Q2 2013 the Company recognized an $18.7 million impairment charge on the retained interest royalty in the Australian Operations. The retained interest royalty grants the Company an interest in future net free cash flows to be generated by the Australian Operations which were disposed of in 2012. Once the Company updated its fair value estimate for changes in gold price assumptions at June 30, 2013, the result was lower than the current carrying value of the asset and an impairment charge was recognized. At December 31, 2013, due to the receipt of an updated life-of-mine plan from Crocodile Gold Corporation (“Crocodile Gold”), the Company reversed the impairment charge recognized in Q2 2013. The primary drivers of the increase in fair value at December 31, 2013 were an extension of mine life at the Fosterville mine and a strengthening of the US dollar versus the Australian dollar.

During 2013, foreign exchange gains and losses changed by $21.7 million, from a loss of $10.7 million in 2012 to a gain of $10.9 million in 2013. The primary cause of the gain in the current year was the weakening of the Canadian dollar and Mexican peso, whereas the prior year loss was due primarily to the strengthening of the Mexican peso. The weakening of these currencies result in foreign exchange gains, while the strengthening of these currencies result in foreign exchange losses, primarily as a result of the Company’s deferred income tax liabilities which are denominated in Canadian dollars and Mexican pesos and then translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso.

During 2013, other income increased to $10.2 million, from $8.8 million in 2012, primarily as a result of a $15.6 million unrealized gain on the fair value of the option component of convertible notes, offset by a $7.4M unrealized loss on the fair value of contingent consideration. Other income in 2012 primarily consisted of a $4.0 million unrealized gain on the option component of convertible notes, a $6.6 million gain on the sale of 50% interest in the Orion property, offset by a $3.9 million loss on extinguishment of debt.

During the year, the Company recognized its share of the loss relating to the Orion exploration project, which is accounted for a jointly-controlled entity using the equity method. This arrangement was agreed upon in December of 2012.

17

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

In December 2013, the Mexican President passed the 2014 tax reform bill which introduces a Special Mining Duty and a New Extraordinary Mining Duty, both of which will be payable annually by all holders of productive mining concessions. The Special Mining Duty will be calculated as 7.5% of earnings before interest, taxes, depreciation and amortization as determined under Mexican income tax law, including certain specific deductions. The New Extraordinary Mining Duty will be computed as 0.5% of gold and silver sales. Both of these taxes are deductible for the purposes of calculating Mexican income tax. Other changes introduced with the tax reform bill include (i) the approval of a permanent 30% corporate income tax rate, (ii) the elimination of the immediate deduction of fixed assets, (iii) the abolishment of the Single Rate Tax Law (IETU), and (iv) the introduction of a new 10% dividend withholding tax to be levied on payments to individuals or foreign shareholders. The Company expects treaty benefits to be applicable to the 10% dividend withholding tax. This new tax reform bill resulted in an increase in deferred tax expense of $4.9 million during the fourth quarter of 2013.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During 2013, the Company recognized a current tax recovery of $0.1 million and a deferred tax expense of $14.5 million, compared to a current tax expense of $6.6 million and a deferred tax recovery of $7.8 million in 2012. The decrease in current tax expense primarily resulted from the lower taxable income at the El Chanate mine. The deferred tax expense recognized during 2013 resulted primarily from the weakening of the Canadian dollar relative to the US dollar, which caused an increase in taxable temporary differences associated with the Company’s Canadian property, plant and equipment and mining interests. In the prior year, a strengthening Canadian dollar had the opposite effect, resulting in a deferred tax recovery. Deferred income tax expense in 2013 was also higher due to the new Mexican tax reform bill, as discussed above.

18

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)
	As at	As at	As at
	December 31	December 31	December 31
	2013	2012	2011	2013 versus 2012

Current assets(1)	$291,939	$743,654	$537,126

Current assets decreased largely due to the completion of the substantial issuer bid during the year, which resulted in a cash outflow of $301.1 million (including transaction costs), as well as a decline in cash on hand resulting from capital expenditures at Young-Davidson that were in excess of funds contributed from operations. These decreases are offset by an increase in inventories.

Long-term assets(1)	2,170,469	2,151,587	2,641,953	Long-term assets increased due to capital expenditures incurred in 2013, primarily at Young-Davidson, partially offset by impairment charges recorded in the second and fourth quarters of 2013.

Total assets	$2,462,408	$2,895,241	$3,179,079

Current liabilities	$114,159	$95,381	$224,460

Current liabilities have increased as result of higher accounts payable and accruals balances at year-end due to capital expenditures incurred, primarily at Young- Davidson. Additionally, dividends payable did not exist at December 31, 2012.

Long-term financial liabilities	244,607	183,532	246,401

Long-term financial liabilities increased primarily due to $75.0 million drawn on the Company's credit facility and new equipment financing obtained in Q4 2013. This increase is offset by a reduction in the fair value of the option component of convertible senior notes and equipment financing payments made during the year.

Other long-term liabilities	315,760	320,491	467,080	Other long-term liabilities were largely consistent between December 31, 2012 and December 31, 2013.
Total liabilities	$674,526	$599,404	$937,941

Shareholders’ equity(1)	$1,787,882	$2,295,837	$2,241,138	Shareholders' equity decreased primarily as a result of the completion of the substantial issuer bid during the first quarter, the net loss recognized, and dividends declared during the year.
(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 30 or note 3(a) to the consolidated financial statements for the year ended December 31, 2013.

19

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates. Refer to the Outlook and Strategy section on page 5 for near term factors that could influence the Company’s cash balance. Future commitments that could impact the Company’s liquidity are disclosed in the Contractual Obligations section on page 21.

CASH FLOW

(in thousands)
	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2013	2012	2011
Cash flow from / (used in) operating activities(1)(2)	$63,266	$(7,231)	$(3,076)
Cash flow (used in) / from investing activities(1)(2)	(272,380)	554,287	(20,756)
Cash flow (used in) / from financing activities(1)	(250,745)	(53,198)	51,905
Effect of foreign exchange rates on cash(1)	(890)	(1,109)	62
(Decrease) / increase in cash from continuing operations	(460,749)	492,749	28,135
Decrease in cash from discontinued operations	-	(68,792)	38,167
Total cash, beginning of period	603,401	179,444	113,142
Total cash, end of period	$142,652	$603,401	$179,444
(1)	Exclusive of discontinued operations as cash flows from discontinued operations is presented separately in the Company's Consolidated Statement of Cash Flows for the year ended December 31, 2012.
(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 30 or note 3(a) to the consolidated financial statements for the year ended December 31, 2013.

In 2013, operating activities contributed cash flows of $63.3 million, as compared to 2012 when operating activities from continuing operations used cash of $7.2 million. The increase in operating cash flow is primarily due to cash flow contributed from the Young-Davidson open pit mine for the full year in 2013 and from the Young-Davidson underground mine for November and December of 2013. This was partially offset by a decline in year-to-date operating cash flow due to a decline in the realized prices of gold and increased production costs at El Chanate during 2013.

In 2013, investing activities used cash of $272.4 million compared to $554.3 million in investing cash inflows in 2012. Cash flow used in investing activities in 2013 was largely comprised of the purchase of $21.3 million of investments and capital expenditures of $249.4 million. The contribution of cash from investing activities in 2012 included $99.2 million in proceeds received on the disposition of the El Cubo and Guadalupe y Calvo assets, $641.4 million in proceeds received on the disposition of the Ocampo assets, $108.2 million in proceeds received on the sale of investments, and $44.8 million in proceeds received on the disposition of the Australian assets. These proceeds were offset by capital expenditures of $361.5 million.

In 2013, financing activities used cash of $250.7 million compared to 2012 when financing activities used $53.2 million. The increase in cash used was primarily due to the $301.1 million paid to complete the substantial issuer bid during Q1 2013 and $27.7 million in dividend payments subsequent to the introduction of a dividend program in early 2013, offset by proceeds of $75.0 million received on the Company’s credit facility. Prior year financing outflows were primarily due to net payments made on the credit facility.

In 2012, cash flows from discontinued operations decreased the Company’s cash balance by $68.8 million.

CREDIT FACILITY

On January 31, 2013, the Company amended the revolving credit facility, which reduced the borrowing capacity from $250 million to $150 million. The credit facility carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the net leverage ratio of the Company, and matures on April 25, 2016. No payments are due until the maturity date, which may be extended upon mutual agreement by all parties. At December 31, 2013, the Company had drawn $75.0 million under this revolving facility.

The Company was in compliance with all loan covenants at December 31, 2013. At December 31, 2013, the Company amended the leverage ratio covenant, which is determined as indebtedness compared to annual EBITDA, such that indebtedness is net of cash held.

20

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

CONVERTIBLE DEBT

The Company has $167.0 million in convertible senior notes which pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. Following the payment of dividends on January 29, 2014, the conversion rate is 94.3882 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $10.59 per common share.

INVESTMENTS

At December 31, 2013, the Company held investments with a fair market value of $15.6 million, which consisted primarily of common shares of publicly traded companies. Investments in common shares of publicly traded companies are classified as either held-for-trading or available-for-sale investments. Unrealized losses on available-for-sale investments during 2013 totaled $5.3 million (2012 - $0.1 million unrealized loss) which were offset by $0.2 million in losses reclassified to net earnings (2012 - $nil). Realized and unrealized gains on equity securities and warrants classified at fair value through profit or loss during 2013 totaled $0.5 million (2012 - $1.4 million).

During the year ended December 31, 2013, the Company purchased shares in various publicly listed entities at a total cost of $20.8 million. In some of these transactions, warrants were also acquired, at a total cost of $0.5 million.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at December 31, 2013 is as follows:

(in thousands)
	Total	Less than 1 year	1 – 3 years	3 – 4 years	4 – 5 years	Greater than 5 years
Trade payables and accrued liabilities	$76,923	$76,923	$-	$-	$-	$-
Dividend payable	9,960	9,960	-	-	-	-
Current income tax liability	3,966	3,966	-	-	-	-
Debt	261,612	7,454	254,158	-	-	-
Equipment financing obligations	18,746	6,492	8,991	2,316	947	-
Future purchase commitments	10,981	10,981	-	-	-	-
Total	$382,188	$115,776	$263,149	$2,316	$947	$-

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at December 31, 2013:

	December 31, 2013	December 31, 2012
Authorized:
Unlimited number of common shares
Issued:
Common shares	247,569,811	282,326,547

21

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

The decline in shares outstanding between December 31, 2012 and December 31, 2013 was due to the completion of a substantial issuer bid, which resulted in the purchase and cancellation of 36,144,578 common shares worth $300 million.

The following table sets out the common shares, stock options, deferred share units, performance share units, and restricted share units outstanding as at the date of this MD&A:

March 3, 2014
Common shares	247,983,891
Stock options	11,059,807
Deferred share units	250,833
Performance share units	359,354
Restricted share units	431,889
260,085,774

In addition, the Company had outstanding convertible notes with an implied conversion price of $10.59 per share that could result in the issuance of 15,762,829 common shares.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.

The Company recognized gains of $0.1 million on forward contracts that settled during the year ended December 31, 2013. At December 31, 2013, the Company had no foreign exchange derivatives outstanding.

As at December 31, 2012, the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. These currency hedges had been previously accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine until hedge accounting was discontinued at September 30, 2012 due to the forecasted transactions no longer being highly probable as a result of the proposed disposition of the mine. The Company recognized a loss on discontinuance of hedge accounting of $1.9 million that was included in other income on the Consolidated Statement of Operations for the year ended December 31, 2012.

During the three months ended December 31, 2012, a gain of $0.2 million was recognized in net earnings relating to these forward contracts. In addition, three forward contracts settled during the nine months ended September 30, 2012, prior to the discontinuation of hedge accounting, resulting in a net loss of $2.3 million.

The Company also holds certain financial instruments as investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Executive Vice President, Corporate Affairs, and is consolidated in accordance with IFRS 10, Consolidated Financial Statements. The Company’s Chief Executive Officer and Executive Vice President, Corporate Affairs receive no financial benefits as a result of their ownership of this entity.

Other than as discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a joint venture interest in the Orion exploration project, located in Nayarit, Mexico. Nayarit Gold de Mexico, S.A. de C.V., a company with ownership of this project, is 50% owned by the Company and 50% owned by Minera Frisco, S.A.B. de C.V., and is accounted for as a jointly-controlled entity. The Company provides management services and may, from time-to-time, contribute cash or other assets to the jointly-controlled entity. At December 31, 2013, the Company had a receivable from the jointly-controlled entity of $1.4 million.

The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units, performance share units, and restricted share units may be granted to directors, officers, employees, and consultants of the Company. The purpose of the plan is to attract, retain and motivate persons of training, experience and leadership as directors, officers, employees and consultants of the Company and its subsidiaries, to advance the long-term interests of the Company by providing such persons with the opportunity and incentive, through equity-based compensation, to acquire an ownership interest in the Company, and to promote a greater alignment of interests between such persons and shareholders of the Company. For the purpose of the plan, a consultant is defined as an individual who is engaged by the Company, under a written contract, to provide services on an ongoing basis and who spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

22

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

The Company has included various non-GAAP measures throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, management, analysts and investors use this information to evaluate the Company’s operating and economic performance. However, these non-GAAP measures do not have any standardized meaning, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. Other companies may calculate these measures differently.

CASH COST PER OUNCE CALCULATION

Cash cost per ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. This measure is calculated by adjusting production and refining costs as recorded in the Company’s consolidated financial statements for by-product revenues, production costs associated with unsold ounces, and production costs associated with acquisition-date fair value adjustments. The calculation of cash costs per gold ounce measures the benefit of any by-product silver that is produced in conjunction with gold as a credit against the cost of producing gold. A number of other gold producers present their costs net of the contribution from silver and other non-gold by-product sales. The Company believes that presenting this measure on this basis allows management, analysts and investors to better assess performance against other gold producers, and to better understand the importance of non-gold revenue on the Company’s cost structure.

23

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a reconciliation of cash cost per ounce to the consolidated financial statements:

(in thousands, except ounces and cash cost per gold ounce)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2013	2012	2013	2012
Continuing operations - Young-Davidson mine, El Chanate mine, and Corporate and other
Production costs (1)	$59,972	$26,271	$147,981	$61,599
Refining costs	$139	$158	$526	$466
Inventory and other adjustments(2)	$(2,135)	$(3,912)	$(10,216)	$(5,831)
Total cash costs	$57,976	$22,517	$138,291	$56,234
Divided by gold equivalent ounces(3)	45,150	34,204	163,599	99,450
Total cash cost per gold equivalent ounce	$1,284	$658	$845	$565
Total cash costs (per above)	$57,976	$22,517	$138,291	$56,234
By-product revenues(4)	$(665)	$(946)	$(3,272)	$(4,042)
Total cash costs, net of by-product revenues	$57,311	$21,571	$135,019	$52,192
Divided by gold ounces(5)	44,621	33,203	161,271	97,392
Total cash cost per gold ounce, net of by-product revenues	$1,284	$650	$837	$536
Total cash costs, net of by-product revenues (per above)	$57,311	$21,571	$135,019	$52,192
NRV adjustments(6)	$(22,907)	$-	$(25,969)	$-
Total cash costs, net of by-product revenues and NRV adjustments	$34,404	$21,571	$109,050	$52,192
Divided by gold ounces	44,621	33,203	161,271	97,392
Total cash cost per gold ounce, net of by-product revenues and NRV adjustments	$771	$650	$676	$536
(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 30 or note 3(a) to the consolidated financial statements for the year ended December 31, 2013.

(2)

Inventory adjustments include amortization of the inventory fair value adjustments relating to the El Chanate purchase price allocations (including $7.5 million relating to NRV adjustments for the year ended December 31, 2013) as well as the movement in costs associated with unsold gold ounces at Young-Davidson. The total of these adjustments for the three months and years ended December 31, 2013 and 2012 were as follows:

El Chanate	$(6,415)	$(589)	$(10,560)	$(5,396)
Young-Davidson	$4,280	$(3,323)	$344	$(435)
	$(2,135)	$(3,912)	$(10,216)	$(5,831)
(3)	Gold equivalent ounces include silver ounces produced / sold converted to gold equivalent based on the ratio of the realized sales prices of the commodities.
(4)

By-product revenue is defined as the revenue from a secondary metal or mineral that is recovered during processing, and is included in Revenue from mining operations in the Company's financial statements. The total by-product silver revenues adjustments for the three months and year ended December 31, 2013 and 2012 were as follows:

El Chanate	$(562)	$(709)	$(2,881)	$(3,763)
Young-Davidson	$(103)	$(237)	$(391)	$(279)
	$(665)	$(946)	$(3,272)	$(4,042)
(5)	Gold ounces include ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine for the three months and year ended December 31, 2013 and 2012.
(6)	The NRV adjustments related to production costs recognized during the three months and years ended December 31, 2013 and 2012 were as follows:
El Chanate	$(13,156)	$-	$(15,919)	$-
Young-Davidson	$(9,751)	$-	$(10,050)	$-
	$(22,907)	$-	$(25,969)	$-

24

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands, except ounces and cash cost per gold ounce)
		Quarter Ended	Quarter Ended		Year Ended	Year Ended
		December 31	December 31		December 31	December 31
		2013	2012		2013	2012
Discontinued operations - Ocampo mine, El Cubo mine, and Australian Operations
Production and refining costs(1)		$-	$20,691		$-	$157,437
Divided by gold equivalent ounces sold(2)		-	15,222		-	175,870
Total cash cost per gold equivalent ounce		$-	$1,359		$-	$895
Total production and refining costs (per above)		$-	$20,691		$-	$157,437
Stawell by-product revenues	$		$-	$		$(541)
Co-product silver revenues(3)		$-	$(10,282)		$-	$(87,495)
Total cash costs, net of by-product and co-product revenues		$-	$10,409		$-	$69,401
Divided by gold ounces sold		-	9,248		-	123,313
Total cash cost per gold ounce, net of by-product and co-product revenues		$-	$1,126		$-	$563
Total cash costs, net of by-product and co-product revenues (per above)		$-	$10,409		$-	$69,401
Ocampo NRV adjustments		$-	$(5,486)		$-	$(10,492)
Total cash costs, net of by-product revenues, co-product revenues and NRV adjustments		$-	$4,923		$-	$58,909
Divided by gold ounces sold		-	9,248		-	123,313
Total cash cost per gold ounce, net of by-product revenues, co-product revenues and NRV adjustments		$-	$532		$-	$478
(1)

Production and refining costs of discontinued operations are presented separately as net earnings from discontinued operations in the Consolidated Statements of Operations for the year ended December 31, 2012.

(2)	Gold equivalent ounces include silver ounces produced / sold converted to gold equivalent based on the ratio of the realized sales prices of the commodities.
(3)

Co-product revenue is defined as revenue which arises from more than one primary source. The Company's El Cubo and Ocampo mines, which were disposed of in 2012, recognized co-product revenue from the sale of gold and silver, which was included in Revenue from mining operations in the Company's financial statements. The total co-product silver revenue adjustments for the three months and year ended December 31, 2012 were as follows:

Ocampo	$-	$(10,282)	$-	$(72,308)
El Cubo	$-	$-	$-	$(15,187)
	$-	$(10,282)	$-	$(87,495)

ALL-IN SUSTAINING COST PER OUNCE CALCULATION

All-in sustaining cost per ounce is a non-GAAP performance measure developed by the World Gold Council that reflects all of the expenditures that are required to produce an ounce of gold from current operations. The World Gold Council is a non-regulatory, non-profit, market development organization that was established in 1987 whose members include global senior mining companies. The Company is not a member of the World Gold Council, and was not involved in the development of the all-in sustaining cost measure. However, the Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. This measure uses cash costs per ounce as its basis, and also includes sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions at operating sites. As this measure seeks to reflect the full cost of producing gold at current operations, it excludes capital expenditures to develop new operations and to materially enhance production or reserves at existing operations. Certain other cash expenditures, including tax payments, increases in inventory, dividends and other financing costs, are also excluded.

25

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a reconciliation of all-in sustaining cost per ounce to the consolidated financial statements:

(in thousands, except ounces and all-in sustaining cost per gold ounce)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2013	2012	2013	2012
Continuing operations - Young-Davidson mine, El Chanate mine, and Corporate and other
Total cash costs, net of by-product revenues (see above)	$57,311	$21,571	$135,019	$52,192
General and administrative	$6,909	$11,639	$27,677	$35,730
Young-Davidson inventory adjustments	$(4,280)	$3,323	$(344)	$435
Sustaining capital expenditures(1)	$11,799	$16,889	$52,697	$30,134
Accretion and depletion of reclamation provisions	$260	$122	$891	$376
Total all-in sustaining costs, net of by-product revenues	$71,999	$53,544	$215,940	$118,867
Divided by gold ounces sold	39,855	36,137	160,913	94,422
All-in sustaining cost per gold ounce sold, net of by-product revenues(2)	$1,807	$1,482	$1,342	$1,259
Total all-in sustaining costs, net of by-product revenues (per above)	$71,999	$53,544	$215,940	$118,867
NRV adjustments	$(22,907)	$-	$(25,969)	$-
Total all-in sustaining costs, net of by-product revenues and NRV adjustments	$49,092	$53,544	$189,971	$118,867
Divided by gold ounces sold	39,855	36,137	160,913	94,422
All-in sustaining cost per gold ounce sold, net of by-product revenues and NRV adjustments	$1,232	$1,482	$1,181	$1,259
(1)

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the three months and years ended December 31, 2013 and 2012 is calculated as follows:

Capital expenditures per cash flow statement	$63,572	$58,527	$249,422	$361,500
Less: Young-Davidson non-sustaining capital	$(38,195)	$(32,559)	$(151,917)	$(294,445)
Less: El Chanate non-sustaining capital	$(9,025)	$(7,693)	$(34,707)	$(29,334)
Less: Kemess non-sustaining capital	$(4,553)	$(1,386)	$(10,101)	$(7,587)
	$11,799	$16,889	$52,697	$30,134
(2)

The non-GAAP measure all-in sustaining cash cost per gold ounce is calculated for continuing operations only. Discontinued operations are excluded for the three months and year ended December 31, 2012.

Non-sustaining capital expenditures include underground shaft and mine development, the paste backfill plant and exploration expenditures at Young-Davidson, and the south-east open pit expansion and exploration expenditures at El Chanate.

26

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash.

The following is a reconciliation of net free cash flow to the consolidated financial statements:

(in thousands)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2013	2012	2013	2012
Operating cash flow from continuing operations(1)(2)	$11,954	$(7,813)	$63,266	$(7,231)
Less: Capital expenditures of continuing operations(1)(2)	$(63,572)	$(58,527)	$(249,422)	$(361,500)
Net free cash flow from continuing operations	$(51,618)	$(66,340)	$(186,156)	$(368,731)
Operating cash flow from discontinued operations	$-	$(528)	$-	$79,071
Less: Capital expenditures of discontinued operations	$-	$(23,256)	$-	$(143,520)
Net free cash flow from discontinued operations	$-	$(23,784)	$-	$(64,449)
Operating cash flow(2)	$11,954	$(8,341)	$63,266	$71,840
Less: Capital expenditures(2)	$(63,572)	$(81,783)	$(249,422)	$(505,020)
Net free cash flow	$(51,618)	$(90,124)	$(186,156)	$(433,180)
(1)

Operating cash flow and capital expenditures of continuing operations are exclusive of discontinued operations as cash flows from discontinued operations are presented separately on the Company’s Consolidated Statements of Cash Flows for the year ended December 31, 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 30 or note 3(a) to the consolidated financial statements for the year ended December 31, 2013.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

NATURE OF MINERAL EXPLORATION AND MINING

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold and silver. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among others, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to: environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

27

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization can be mined or processed profitably. Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

FOREIGN OPERATIONS

The Company has foreign property interests located in Mexico are subject to the laws and regulations of that country. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of the country and states in which the property interests are located to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist acts, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement of the Company’s legal rights to exploit its properties may not be recognized by the government of Mexico by its court systems. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

RISKS AND UNCERTAINTIES ASSOCIATED WITH DIVESTITURES

On May 4, 2012, the Company completed the sale of the Australian Operations for consideration of CAD $55 million in cash, 20 million Crocodile Gold shares, and deferred cash payments based on life-of-mine free cash flow derived from the Stawell and Fosterville mines. To the extent that the deferred cash payments are conditional upon free cash flow derived from the Stawell and Fosterville mines, the Company's ability to derive the full value from the sale of the Australian Operations is dependent on the future operational performance from the Stawell and Fosterville mines, the price of gold, the Australian dollar to United States dollar exchange rate, and other factors outside of the Company’s control. During the fourth quarter of 2012, the Company sold its entire equity interest in Crocodile Gold.

On July 13, 2012, the Company completed the sale of the El Cubo mine and Guadalupe y Calvo exploration property for consideration of $100 million in cash, 11,037,528 Endeavour Silver Corporation shares and deferred cash payments to be paid upon the gold price exceeding specified levels and upon the occurrence of certain mine operating performance conditions during the three years following the closing date of the transaction. The Company's ability to derive the full value from the sale is dependent on factors outside of its control, which may affect whether it receives the contingent payments. During the fourth quarter of 2012, the Company sold its entire equity interest in Endeavour Silver Corporation.

ENVIRONMENTAL LAWS AND REGULATIONS

The Company’s exploration and production activities in Mexico and Canada are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business.

28

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

PROPERTY RIGHTS, PERMITS AND LICENSING

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

UNCERTAINTIES OF TITLE

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

COMMODITY PRICE RISK

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The prices of gold have fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt. At December 31, 2013, the Company had drawn $75.0 million on its credit facility at an interest rate of 2.67% . The applicable interest rate may change depending on the Company’s leverage ratio during the period, but would range between LIBOR plus 2.25% to 3.50% for LIBOR loans. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates, but may actively manage its exposure to interest rate risk in the future.

FOREIGN CURRENCY EXCHANGE RATE RISK

Metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to expenditures that are denominated in Canadian dollars and Mexican pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and capital expenditures and thereby, the net free cash flow of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

CREDIT RISK

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company may from time to time employ derivative products in respect of commodities, interest rates and/or currencies. Derivative products are generally used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates.

The use of derivative instruments involves certain inherent risk including credit risk, market risk and liquidity risk. For derivatives, credit risk is created when the fair value is positive. When the fair value of a derivative is negative, no credit risk is assumed. The Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company manages market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company generally mitigates liquidity risk by spreading out the maturity or its derivatives over time.

29

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES

ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

(i)	Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or NRV. NRV is the difference between the estimated future realizable gold prices based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold ounces contained in the ore stacked on leach pads, assumptions of the amount of gold ounces stacked that is expected to be recovered from the leach pads, the amount of gold ounces in mill circuits and in stockpiles, the costs to complete the processing of ore inventory, and an assumption of the gold prices expected to be realized when the gold ounces are recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, and materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in NRV because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised NRV. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold ounces on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold ounces contained on leach pads can vary significantly from the estimates. The ounces of recoverable gold placed on the leach pads are reconciled to the balance of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold ounces from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold prices, and the ultimate estimated recovery of ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii)	Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserves and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserves and resources estimates to substantially change from period to period. Actual production could differ from amounts expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations from estimates could also occur in actual ore grades and gold recovery rates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserves and resources estimates as mineralization not previously classified as a reserve or resource becomes economic at higher gold prices.

30

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

(iii)	Goodwill and non-financial assets

Goodwill and other non-financial assets are assessed for impairment at the cash-generating unit level, on at least an annual basis, by comparing the calculated recoverable amount to the cash-generating unit’s carrying amount. If the recoverable amount of the cash-generating unit exceeds its carrying amount, goodwill is considered not to be impaired. If the carrying amount of a cash-generating unit exceeds its recoverable amount, a potential impairment exists. Significant estimates are made in calculating the recoverable amount of a cash-generating unit, including estimates of future costs to produce proven and probable reserves, future gold prices, foreign exchange rates and discount rates.

(iv)	Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of the changes.

Each period, the Company evaluates the likelihood of whether or not some portion or all of each deferred income tax asset and investment tax credits will be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

(v)	Reclamation provisions

Reclamation provisions arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of a reclamation obligation in the financial statements when it is incurred, and either capitalizes this amount as an increase in the carrying amount of the related asset or, if the mine is in the decommissioning stage, records the amount as an expense. The fair values are measured by discounting the best estimate of the expected value of future cash flows required to reclaim the property upon mine closure, which are discounted to their present value for each mine operation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the country in which the mine is located. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. The Company prepares estimates of the timing and expected value of future cash flows when the liability is incurred, which are updated to reflect changes in facts and circumstances. Future changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause the expected value of future cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of estimates of expected cash flows increases, but earlier in the mine life, the estimation of a reclamation provision is inherently more subjective. Significant estimates are made in calculating the fair value of reclamation provisions. Expected cash flows relating to reclamation provisions could occur over periods up to twenty years and the assessment of the extent of any necessary environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a reclamation provision, the fair value of reclamation provisions can materially change over time.

(vi)	Contingent consideration receivable

The Company makes estimates of amounts receivable in order to value the retained interest royalty. Future amounts receivable under these arrangements will be impacted by future gold prices, future production from the Fosterville and Stawell mines in Victoria, Australia, future foreign exchange rates, as well as related operating and capital expenditures required to sustain that production.

ACCOUNTING POLICIES AND CHANGES

The accounting policies applied in the consolidated financial statements for the year ended December 31, 2013 are consistent with those used in the Company’s Consolidated Financial Statements for the year ended December 31, 2012, with the exception of the following accounting policies adopted on January 1, 2013:

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. IFRIC 20 differentiates between two benefits that could accrue to an entity from stripping activities: (1) usable ore that can be used to produce inventory, and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 provides guidance on when and how to account separately for these two benefits, as well as how to initially and subsequently measure them. If the costs of the stripping activity asset versus inventory produced are not separately identifiable, an entity is required to allocate production stripping costs between the two based on a relevant production measure. IFRIC 20 has been applied prospectively to the Company’s production stripping costs incurred on or after January 1, 2012, as all historical stripping costs were associated with an identifiable component of the ore body.

31

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

The adoption of this interpretation resulted in an increase of $3.3 million in inventory, an increase of $3.3 million in long-term inventory, a decline of $8.6 million in property, plant and equipment & mining interests, and an increase of $2.0 million in deficit in the Consolidated Balance Sheets as at December 31, 2012. The adoption of this interpretation also resulted in an increase of $2.0 million in production costs in the Consolidated Statements of Operations for the year ended December 31, 2012, which decreased both the Company’s basic and diluted earnings per share by $0.01. For the year ended December 31, 2012, the adoption of this interpretation decreased expenditures on property, plant and equipment, mining interests and intangible assets by $8.6 million, and decreased the cash outflow from non-cash operating working capital by $6.6 million, in the Consolidated Statements of Cash Flows.

IFRS 10, Consolidated Financial Statements, replaces the consolidated financial statements section of IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purposes Entities, in its entirety. IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, regardless of the nature of relationship. The new standard introduces a revised definition of control, and provides additional guidance on how to apply the control principle in a number of situations. There was no impact on the Company’s consolidated financial statements upon the adoption of this standard.

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures, and requires the Company to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint venture, the Company will account for its interest in the net assets of the joint venture using the equity method of accounting. The Company will no longer have the option to proportionately consolidate its share of the net assets, revenues and expenses of joint ventures. There was no impact on the Company’s consolidated financial statements upon the adoption of this standard, as the Company previously accounted for its interest in a joint venture using the equity method of accounting.

IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosures required surrounding an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities, to enable users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. These disclosure requirements have been incorporated into the Company’s consolidated financial statements.

IFRS 13, Fair Value Measurement, is a single source of fair value measurement guidance under IFRS. IFRS 13 clarifies the definition of fair value, provides a clear framework for measuring fair value, and enhances the disclosures about fair value measurements. IFRS 13 is not only limited to financial instruments, but also applies to fair value measurement in other IFRS, such as impairment and employee future benefits. These disclosure requirements have been incorporated into the Company’s consolidated financial statements.

IFRS 7, Financial Instruments: Disclosures, and IAS 32, Financial Instruments: Presentation, were amended to address offsetting financial assets and financial liabilities in the financial statements. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the balance sheet or that are subject to master netting arrangements or similar arrangements. There was no impact on the Company’s consolidated financial statements upon the adoption of this amendment.

IAS 1, Presentation of Financial Statements, was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, with subtotals for each group. There was no impact on the Company’s consolidated financial statements upon the adoption of this amendment as all items are reclassifiable subsequently to net earnings.

The Company also adopted the amendments to IAS 19, Employee Benefits, IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, which did not have an impact on the Company’s consolidated financial statements.

32

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT ACCOUNTING PRONOUNCEMENTS

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2013. Standards and interpretations issued, but not yet adopted, include:

Effective for the Company
IFRS 9, Financial Instruments	To be determined
IFRIC 21, Levies	January 1, 2014
Amendments to IAS 32, Financial Instruments: Presentation	January 1, 2014

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main phases, the first of which provides new guidance for the classification and measurement of financial assets and liabilities, including elimination of the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables, in exchange for the classification of financial assets and liabilities into the categories of either financial assets measured at amortized cost or financial assets measured at fair value. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The IASB recently suspended the originally planned effective date of January 1, 2015 and at present the effective date has not been determined. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

IFRIC 21, Levies, sets out criteria for the recognition of liabilities for levies imposed by governments. The IFRIC identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company is currently evaluating the impact of this interpretation on its consolidated financial statements.

The proposed amendments to IAS 32, Financial Instruments: Presentation, clarify situations in which an entity has a legally enforceable right to set-off a financial liability and financial asset. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

CONTROLS AND PROCEDURES

(i)	Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2013, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as at December 31, 2013, the Company’s disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified by the legislation.

(ii)	Management’s Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the 1992 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal controls over financial reporting for the year ended December 31, 2013. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2013, and provided reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

33

2013 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources: This MD&A uses the terms "measured", "indicated" and "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors Concerning International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (see note 2 to the consolidated financial statements for the year ended December 31, 2013). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, including: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves; the risk that the Young-Davidson shaft will not perform as planned; the risk that mining operations do not meet expectations; the risk that projects will not be developed accordingly to budgets or timelines, changes in laws in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits or approvals for operations or projects such as Kemess; disputes over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company’s share price; continuation of the dividend and dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from derivative instruments or the absence of hedging; adequacy of internal control over financial reporting; changes in credit rating; and the impact of inflation.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

34